
Hylsa
mex
Mexico's Steel





File No. 82-4252

December 23, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ______________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Announces Executive Appointments.	December 23, 2004


Hylsa
mex
Mexico's Steel

File No. 82-4252

December 23, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ____________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Announces Executive Appointments.	December 23, 2004


Hylsa
mex
Mexico's Steel

Hylsamex Announces Executive Appointments

MONTERREY, MEXICO, December 23rd, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" or "the Company") announced today that Mr. Ernesto Ortiz, Hylsamex's Chief Financial Officer (CFO), will retire from the Company, effective January 1st, 2005. Mr. Manuel Gutiérrez, currently responsible for ALFA's E-Procurement and Outsourcing unit, has been named the new CFO of Hylsamex. Mr. Gutiérrez has extensive professional experience in top management positions at ALFA, including Senior Vice President of Strategic Planning at Hylsamex from 1986 to1996.

In addition, Mr. Raúl Quintero, Head of the Technology Division, will retire from the Company, effective January 1st, 2005. Mr. José Carlos Garza, currently acting as Senior Vice President of Coating and Prepainting Operations at Galvak, has been designated the new Head of the Technology Division.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx


Hylsa
mex
El Acero de México®

Hylsamex Anuncia Nombramientos en su Equipo Directivo

MONTERREY, MEXICO, 23 de diciembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") informa que el C.P. Ernesto Ortiz Lambretón, Director de Finanzas y Planeación, se retira de la Compañía con fecha 1 de Enero de 2005 y que el Ing. Manuel Gutiérrez Espinosa actualmente Director de Negocios Electrónicos de ALFA será el Director de Finanzas y Planeación a partir de esta fecha. El Ing. Manuel Gutiérrez Espinosa ha tenido una trayectoria extensa en diversas funciones dentro de la alta dirección de ALFA, entre éstas, ocupó durante el periodo 1986-1996 la Dirección de Planeación en Hylsamex.

El Dr. Raúl Gerardo Quintero Flores, Director General de la División Tecnología se retira de la Compañía y el Ing. José Carlos Garza Dávila, hasta ahora Director de la Unidad de Negocio de Galvanizado y Pintado de Galvak será el nuevo Director General de la División Tecnología con fecha 1 de Enero de 2005.

Hylsamex agradece profundamente al C.P. Ortiz y al Dr. Quintero las innumerables y valiosas aportaciones que tuvieron a lo largo de 39 y 41 años respectivamente, en la Compañía.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 4809 bytes.

Fecha de recepcion: Dec 23 2004 12:07:51:536PM.

Folio de recepcion: 71845.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 23/12/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Hylsamex Anuncia Nombramientos en su Equipo Directivo

EVENTO RELEVANTE

MONTERREY, MEXICO, 23 de diciembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") informa que el C.P. Ernesto Ortiz Lambretón, Director de Finanzas y Planeación, se retira de la Compañía con fecha 1 de Enero de 2005 y que el Ing. Manuel Gutiérrez Espinosa actualmente Director de Negocios Electrónicos de ALFA será el Director de Finanzas y Planeación a partir de esta fecha. El Ing. Manuel Gutiérrez Espinosa ha tenido una trayectoria extensa en diversas funciones dentro de la alta dirección de ALFA, entre éstas, ocupó durante el periodo 1986-1996 la Dirección de Planeación en Hylsamex.

El Dr. Raúl Gerardo Quintero Flores, Director General de la División Tecnología se retira de la Compañía y el Ing. José Carlos Garza Dávila, hasta ahora Director de la Unidad de Negocio de Galvanizado y Pintado de Galvak será el nuevo Director General de la División Tecnología con fecha 1 de Enero de 2005.

Hylsamex agradece profundamente al C.P. Ortiz y al Dr. Quintero las innumerables y valiosas aportaciones que tuvieron a lo largo de 39 y 41 años respectivamente, en la Compañía.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Hylsamex, S.A. de C.V.
File No. 82-4252






Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-12-23 12:07:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
23/12/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
Hylsamex Anuncia Nombramientos en su Equipo Directivo

Eventos Relevantes:
MONTERREY, MEXICO, 23 de diciembre de 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex" o "la Compañía") informa que el C.P. Ernesto Ortiz Lambretón, Director de Finanzas y Planeación, se retira de la Compañía con fecha 1 de Enero de 2005 y que el Ing. Manuel Gutiérrez Espinosa actualmente Director de Negocios Electrónicos de ALFA será el Director de Finanzas y Planeación a partir de esta fecha. El Ing. Manuel Gutiérrez Espinosa ha tenido una trayectoria extensa en diversas funciones dentro de la alta dirección de ALFA, entre éstas, ocupó durante el periodo 1986-1996 la Dirección de Planeación en Hylsamex.

El Dr. Raúl Gerardo Quintero Flores, Director General de la División Tecnología se retira de la Compañía y el Ing. José Carlos Garza Dávila, hasta ahora Director de la Unidad de Negocio de Galvanizado y Pintado de Galvak será el nuevo Director General de la División Tecnología con fecha 1 de Enero de 2005.

Hylsamex agradece profundamente al C.P. Ortiz y al Dr. Quintero las innumerables y valiosas aportaciones que tuvieron a lo largo de 39 y 41 años respectivamente, en la Compañía.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior: